THE NORTH WEST COMPANY

RECEIVED

04030671

June 4, 2004

SUPPL

RECEIVED
2004 JUN 15 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS FIRST QUARTER RESULTS
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. Certification of Interim Filings During Transition Period – President & CEO
2. Certification of Interim Filings During Transition Period – CFO
3. First Quarter Interim Financial Statements
4. Interim MD&A
5. News Release
6. Disclosure of Auditors Review in Accordance with National Instrument 52-102.

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

If you require further information, please feel free to contact me. Thanks.

Yours sincerely

L Peever

Linda Peever
Asst. Corporate Secretary
North West Company Fund
77 Main Street
Winnipeg MB R3C 2R1

Direct Line: (204) 934-1504
Direct Fax: (204) 934-1455
Email Address: lpeever@northwest.ca

dlw 6/15

www.northwest.ca

Northern

EXEMPTION NUMBER 82-34737

RECEIVED

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, EDWARD S. KENNEDY, President & Chief Executive Officer, of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of North West Company Fund (the issuer) for the interim period ending May 1, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 3, 2004

"Edward S. Kennedy"

Edward S. Kennedy
President & Chief Executive Officer

RECEIVED
2004 JUN 15 A 11: 22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, LÉO P. CHARRIÈRE, Executive Vice President, Chief Financial Officer & Secretary of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of North West Company Fund (the issuer) for the interim period ending May 1, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 3, 2004

"Léo P. Charrière"

Léo P. Charrière
Executive Vice President,
Chief Financial Officer & Secretary

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)		**May 1 2004**		April 26 2003 (Restated Note 1)
ASSETS				
Current assets				
Cash	**$**	**15,694**	$	11,044
Accounts receivable		**54,118**		58,694
Inventories		**123,207**		127,539
Prepaid expenses		**4,595**		2,908
Future income taxes		**2,442**		4,529
Total Current Assets		**200,056**		204,714
Property and equipment		**193,145**		184,416
Other assets		**11,673**		12,163
Future income taxes		**8,524**		10,194
Total Assets	**$**	**413,398**	$	411,487
LIABILITIES				
Current liabilities				
Bank advances and short-term notes	**$**	**35,044**	$	32,852
Accounts payable and accrued		**48,949**		46,139
Income taxes payable		**1,625**		1,608
Current portion of long-term debt		**657**		1,817
Total Current Liabilities		**86,275**		82,416
Long-term debt		**98,415**		103,500
Other liabilities		**1,037**		1,046
Total Liabilities		**185,727**		186,962
EQUITY				
Capital		**165,205**		165,205
Unit purchase loan plan (Note 3)		**(4,458)**		(3,460)
Retained earnings		**61,667**		57,421
Cumulative currency translation adjustments		**5,257**		5,359
Total Equity		**227,671**		224,525
Total Liabilities and Equity	**$**	**413,398**	$	411,487

See accompanying notes to unaudited interim period consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	13 Weeks Ended May 1 2004	13 Weeks Ended April 26 2003 (Restated Note 1)
SALES	**$ 184,365**	$ 179,396
Cost of sales, selling and administrative expenses	**(169,731)**	(166,162)
Net earnings before amortization, interest and income taxes	**14,634**	13,234
Amortization	**(5,964)**	(5,617)
	8,670	7,617
Interest	**(1,602)**	(1,663)
	7,068	5,954
Provision for income taxes (Note 2)	**(680)**	(411)
NET EARNINGS FOR THE PERIOD	**6,388**	5,543
Retained earnings, beginning of period		
as previously reported	**62,823**	52,165
Accounting Change (Note 1)	**(287)**	(287)
as restated	**62,536**	51,878
Distributions	**(7,257)**	-
RETAINED EARNINGS, END OF PERIOD	**$ 61,667**	$ 57,421
NET EARNINGS PER UNIT		
Basic	**$ 0.40**	$ 0.35
Diluted	**$ 0.40**	$ 0.35
Weighted Average Number of Units Outstanding (000's)		
Basic	**15,918**	15,945
Diluted	**16,126**	16,126

See accompanying notes to unaudited interim period consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	13 Weeks Ended May 1 2004	13 Weeks Ended April 26 2003 (Restated Note 1)
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the period	$ 6,388	$ 5,543
Non-cash items		
Amortization	5,964	5,617
Future income taxes	(266)	(583)
Amortization of deferred financing costs	31	47
Loss on disposal of property and equipment	60	-
Cash flow from operations	12,177	10,624
Change in other non-cash items	(3,819)	(5,092)
Operating activities	8,358	5,532
Investing Activities		
Purchase of property and equipment	(5,738)	(3,229)
Proceeds from disposal of property and equipment	69	-
Investing activities	(5,669)	(3,229)
Financing Activities		
Change in bank advances and short-term notes	4,654	4,845
Net purchase of units for unit purchase loan plan	(808)	(95)
Repayment of long-term debt	(211)	(171)
Distributions	(7,257)	(6,289)
Financing activities	(3,622)	(1,710)
NET CHANGE IN CASH	(933)	593
Cash, beginning of period	16,627	10,451
CASH, END OF PERIOD	$ 15,694	$ 11,044
Supplemental disclosure of cash paid for:		
Interest expense	$ 261	$ 448
Income taxes	1,298	700

See accompanying notes to unaudited interim period consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

These interim financial statements follow the same accounting policies and their methods of application as the 2003 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2003 Annual Report.

Effective February 1, 2004, the Company implemented the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

Hedging Relationships

Accounting Guideline 13 "Hedging Relationships" (AcG 13), addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The adoption of AcG 13 had no impact on the Company's financial position or results of operations.

Asset Retirement Obligations

Section 3110, "Asset Retirement Obligations" (CICA 3110), provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Accordingly, the Company has recognized a discounted liability associated with obligations arising from the operation of gasoline dispensing units and specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. This standard was implemented retroactively with restatement of the prior year's consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $287,000 (net of future income taxes recoverable of $169,000), an increase in fixed assets of $590,000 and an increase in other liabilities of $1,046,000. The impact on net earnings for each of 2003 and 2004 was not material.

2. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company has been recorded in these financial statements as a future income tax asset.

3. Unit Purchase Loan Plan

Loans issued to officers to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 227,269 units of the Company with a quoted value at May 1, 2004 of $5,295,368. Loans receivable at May 1, 2004 of $4,458,129 are recorded as a reduction of equity. The loans have a term of five years. The maximum value of the loans under the plan will not exceed $7,500,000.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

4. Segmented Information ($ in thousands)

The Company operates predominantly within the retail industry in northern Canada and Alaska. The following information is presented for the two business segments:

	13 Weeks Ended May 1 2004	13 Weeks Ended April 26 2003
Sales		
Canada	**$ 146,899**	$ 139,582
Alaska	**37,466**	39,814
Total	**$ 184,365**	$ 179,396
Net earnings before amortization, interest and income taxes		
Canada	**$ 12,257**	$ 11,585
Alaska	**2,377**	1,649
Total	**$ 14,634**	$ 13,234
Net earnings before interest and income taxes		
Canada	**$ 7,294**	$ 7,028
Alaska	**1,376**	589
Total	**$ 8,670**	$ 7,617
Identifiable Assets		
Canada	**$ 291,826**	$ 288,385
Alaska	**69,961**	74,309
Total	**$ 361,787**	$ 362,694

5. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

2004 FIRST QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports first quarter earnings of $6.4 million, an increase of 15.2% compared to last year's first quarter earnings of $5.5 million. Diluted earnings per unit improved to $0.40 compared to $0.35.

Sales increased 2.8% to $184.4 million and were up 5.2% excluding the foreign exchange impact of a significantly stronger Canadian dollar compared to the first quarter last year. Improved merchandise margins and lower expenses in both Canada and Alaska contributed to higher earnings. Margin management continues to be an immediate focus as work continues on building store capability in our northern retail divisions while adding new Giant Tiger stores in southern locations.

We expect the Northern market conditions to remain challenging during the remainder of 2004 but we believe that stronger merchandise programs will improve sales performance in the second half of the year.

On behalf of the Trustees and the Board of Directors:

Ian Sutherland
Chairman

Edward S. Kennedy
President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

First quarter consolidated sales increased 2.8% (up 1.5% on a same store basis excluding foreign exchange impact) to $184.4 million compared to $179.4 million in 2003. First quarter net earnings increased 15.2% to $6.4 million, compared to $5.5 million in 2003. Diluted earnings were $0.40 per unit compared to $0.35 per unit last year.

Trading profits[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 10.6% to $14.6 million compared to $13.2 million in the first quarter last year. Interest expense decreased 3.7% to $1.6 million versus $1.7 million last year due to lower short-term interest rates and lower working capital requirements in the quarter compared to last year. Income taxes increased by $269,000 or 65.5% in the quarter versus last year due to the improved profitability of the Alaskan operations.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 5.2% (0.7% on a same store basis) to $146.9 million compared to $139.6 million in 2003. Trading profits increased 5.8% to $12.3 million from $11.6 million last year. Increased gross profit dollars were partly offset by higher wages and higher occupancy costs due to four more Giant Tiger stores operating at this time compared to last year, opening costs for the Giant Tiger store in Moose Jaw and operating expenses related to the roll out of a new in-store information systems.

****

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2003 Annual Report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

Canadian food sales increased 8.3% for the first three months versus last year. Northern Canada stores (Northern and NorthMart banners) food sales increased 3.3% (3.2% on a same store basis). Sales growth was achieved in all major categories led by deli, tobacco and beverages, which had increases of 10.8%, 6.2% and 5.2% respectively. Other strong performers included confections, produce, snack foods and frozen foods.

Canadian general merchandise sales decreased 0.4% in the first quarter. General merchandise sales in Northern Canada decreased 8.1% (-8.8% on a same store basis). There were major decreases in transportation, home furnishings and electronics after a very strong sales gain in the first quarter of 2003 in these categories. Price discounting and merchandise inventory were well controlled as gross profits increased despite the sales shortfall. External factors were generally negative, ranging from less income in northern markets to a very cold spring.

Canadian gross profit dollar contribution in the quarter increased by 5.2% from last year. The rate was maintained at the same level even though four more Giant Tiger stores are operating this year. The lower gross profit rate from the Giant Tiger stores was offset by better rates in the Northern Canada stores due to lower markdowns in the general merchandise categories. Food gross profit dollars grew by 4.1% while general merchandise gross profit dollars increased 9.7%.

The Company's Giant Tiger stores exceeded planned sales in the quarter. On a same store basis, these stores had a 13.5% sales increase.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales rebounded sharply from a soft first quarter last year and were up 4.9% (5.9% on a same stores basis) to $28.1 million compared to $26.8 million last year.

AC's retail stores' food sales increased 7.8% (7.8% on a same stores basis) while general merchandise sales were down 1.8% (-1.8% on a same stores basis). Food market share continues to grow in a number of key markets where local competition has weakened considerably. More efficient logistics are also providing AC's retail stores with a cost advantage.

Sales at Frontier Expeditors, (FE) AC's wholesale business, were down 1.5% in the quarter because some FE customers were experiencing cash flow difficulties.

Gross profit rates were up 0.6% in the quarter. Expenses were tightly managed and were 1.3% below last year.

AC's trading profit for the quarter increased 61.3% to $1.8 million compared to $1.1 million last year.

FINANCIAL CONDITION

Financial Ratios
The Fund continues to improve its financial position. The Company's debt-to-equity ratio at the end of the quarter was .58:1 compared to .61:1 last year. At year end the ratio was .56:1. The increase from year-end reflects the seasonality of the retail business as inventories are increased for the spring and summer selling season and freight sensitive merchandise is shipped into some of our markets over winter roads to meet several months worth of sales demand. Cash also increased due to the timing of month end customer cheque-cashing demands compared to the first quarter of 2003. Customer receivable levels were 7.8% below last year due to weaker big-ticket sales and more selective lending to commercial and First Nations accounts. Merchandise inventory levels decreased 3.4% as the timing of purchasing and merchandise flow continued to improve.

Outstanding Units
The weighted average units outstanding for the quarter were 15,918,000 compared to 15,945,000 last year. The decrease is due to the additional units purchased under the Company's Officer Unit Purchase Loan Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities improved from last year by 51.1% to $8.4 million from $5.5 million. Higher earnings and lower working capital requirements accounted for this improvement. Cash flow from operations in 2004 is expected to fund all distributions and capital expenditures for the year.

Cash flow used in investing activities was greater than last year's first quarter due to the accelerated rollout of new in-store systems throughout the Company's retail store base in the north. For the year, capital expenditures are expected to be $26.0 million versus $33.0 million in 2003.

Cash flow used for financing activities increased to $3.6 million from $1.7 million due to the additional advances under the Company's Officer Unit Purchase Loan Plan, and an increase in the quarterly distribution rate from $0.39 to $0.45 per quarter.

OTHER HIGHLIGHTS

- All stores were linked into a new central credit management system by mid-April providing improved visibility of credit activity in all northern stores.
- The in-store information system (ISS) rollout continues with 36 stores converted to the ISS system in the quarter bringing total installs to 62 stores. The conversion program will be completed in 2004.

OUTLOOK

Sales in northern Canada are expected to continue to be soft in the second quarter but then improve in third and fourth quarters as merchandise programs are strengthened. Sales in Alaska are expected to be positive but may not grow at the same rate as the first quarter. Giant Tiger comparable stores are planned to increase at high single digit levels for the remainder of the year. Two new Giant Tiger stores are planned for opening in the second half.

Merchandise margins and expense rates are expected to continue to improve due to investments and innovations in training, technology and new work processes.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period, except the fourth quarter of 2003, which represents a 14-week period.

Operating results-Consolidated

($ in thousands)	First Quarter		Fourth Quarter		Third Quarter		Second Quarter	
	2004	2003	2003	2002	2003	2002	2003	2002
Sales	$184,365	$179,396	$216,950	$205,102	$193,998	$185,811	$192,376	$186,613
Trading profit	14,634	13,234	21,022	20,365	20,586	17,954	17,984	19,628
Net earnings	6,388	5,543	10,614	10,155	10,648	8,904	8,925	9,144
Net earnings per unit-basic	0.40	0.35	0.66	0.63	0.67	0.56	0.56	0.57
Net earnings per unit-diluted	0.40	0.35	0.66	0.63	0.66	0.55	0.55	0.57

Sales growth reflects an increase in the number of Giant Tiger stores, AC's market share gains and continuing growth of food sales in our Northern Canada stores. Sales growth was negatively impacted by the strengthening Canadian dollar and the weakness in general merchandise sales in northern Canada. Net earnings have improved quarter over quarter except in Q2 2003.

ACCOUNTING STANDARDS IMPLEMENTED IN 2004

Effective February 1, 2004, the Company implemented the following accounting standards issued by the Canadian Institute of Chartered Accountants:

Hedging Relationships

Accounting Guideline 13 "Hedging Relationships" (AcG 13), addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The adoption of AcG 13 had no impact on the Company's financial position or results of operations.

Asset Retirement Obligations

Section 3110, "Asset Retirement Obligations" (CICA 3110), provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Accordingly, the Company has recognized a discounted liability associated with obligations arising from the operation of gasoline dispensing units and specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. This standard was implemented retroactively with restatement of the prior year's consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $0.3 million (net of future income taxes recoverable of $0.2 million), an increase in fixed assets of $0.6 million and an increase in other liabilities of $1.1 million. The impact on net earnings for each of 2003 and 2004 was not material.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.45 per unit to unitholders of record on June 30, 2004, distributable by July 15, 2004. Distributions are expected to be $0.45 per quarter in 2004, subject to a quarterly review and approval by the Trustees of North West Company Fund and the Board of The North West Company Inc.

NON-GAAP MEASURES

(1) Trading Profit (EBITDA) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to amortization, interest expense and income taxes. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of net earnings, the closest comparable GAAP measure, to trading profit or EBITDA for consolidated operations is provided below.

Reconciliation of net earnings to trading profit:

($ in thousands)	2004	2003
Net earnings	$ 6,388	$ 5,543
Add: Amortization	5,964	5,617
Interest expense	1,602	1,663
Income taxes	680	411
Trading profit	$14,634	$13,234

For trading profit information by business segment, see note 4 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

EXEMPTION NUMBER 82-34737

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

"NORTH WEST COMPANY FUND REPORTS FIRST QUARTER EARNINGS AND DECLARES A DISTRIBUTION"

Winnipeg, June 3, 2004: North West Company Fund (the "Fund") today reported 2004 first quarter earnings for the period ended May 1, 2004 and declared a quarterly cash distribution of $0.45 per unit to unitholders of record on June 30, 2004, distributable by July 15, 2004.

Report to Unitholders

The North West Company Fund reports first quarter earnings of $6.4 million, an increase of 15.2% compared to last year's first quarter earnings of $5.5 million. Diluted earnings per unit improved to $0.40 compared to $0.35.

Sales increased 2.8% to $184.4 million and were up 5.2% excluding the foreign exchange impact of a significantly stronger Canadian dollar compared to the first quarter last year. Improved merchandise margins and lower expenses in both Canada and Alaska contributed to higher earnings. Margin management continues to be an immediate focus as work continues on building store capability in our northern retail divisions while adding new Giant Tiger stores in southern locations.

We expect the Northern market conditions to remain challenging during the remainder of 2004 but we believe that stronger merchandise programs will improve sales performance in the second half of the year.

"This is a good start to 2004" said Edward Kennedy, President and CEO. "Alaska is on track for another year of market share gains and we are very pleased with our Giant Tiger sales growth. Northern Canada sales are softer but we expect a better June if we can get the weather to cooperate", added Mr. Kennedy.

****

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2003 Annual Report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

Management's Discussion & Analysis

CONSOLIDATED RESULTS

First quarter consolidated sales increased 2.8% (up 1.5% on a same store basis excluding foreign exchange impact) to $184.4 million compared to $179.4 million in 2003. First quarter net earnings increased 15.2% to $6.4 million, compared to $5.5 million in 2003. Diluted earnings were $0.40 per unit compared to $0.35 per unit last year.

Trading profits[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 10.6% to $14.6 million compared to $13.2 million in the first quarter last year. Interest expense decreased 3.7% to $1.6 million versus $1.7 million last year due to lower short-term interest rates and lower working capital requirements in the quarter compared to last year. Income taxes increased by $269,000 or 65.5% in the quarter versus last year due to the improved profitability of the Alaskan operations.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 5.2% (0.7% on a same store basis) to $146.9 million compared to $139.6 million in 2003. Trading profits increased 5.8% to $12.3 million from $11.6 million last year. Increased gross profit dollars were partly offset by higher wages and higher occupancy costs due to four more Giant Tiger stores operating at this time compared to last year, opening costs for the Giant Tiger store in Moose Jaw and operating expenses related to the roll out of a new in-store information systems.

Canadian food sales increased 8.3% for the first three months versus last year. Northern Canada stores (Northern and NorthMart banners) food sales increased 3.3% (3.2% on a same store basis). Sales growth was achieved in all major categories led by deli, tobacco and beverages, which had increases of 10.8%, 6.2% and 5.2% respectively. Other strong performers included confections, produce, snack foods and frozen foods.

Canadian general merchandise sales decreased 0.4% in the first quarter. General merchandise sales in Northern Canada decreased 8.1% (-8.8% on a same store basis). There were major decreases in transportation, home furnishings and electronics after a very strong sales gain in the first quarter of 2003 in these categories. Price discounting and merchandise inventory were well controlled as gross profits increased despite the sales shortfall. External factors were generally negative, ranging from less income in northern markets to a very cold spring.

Canadian gross profit dollar contribution in the quarter increased by 5.2% from last year. The rate was maintained at the same level even though four more Giant Tiger stores are operating this year. The lower gross profit rate from the Giant Tiger stores was offset by better rates in the Northern Canada stores due to lower markdowns in the general merchandise categories. Food gross profit dollars grew by 4.1% while general merchandise gross profit dollars increased 9.7%.

The Company's Giant Tiger stores exceeded planned sales in the quarter. On a same store basis, these stores had a 13.5% sales increase.

---

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales rebounded sharply from a soft first quarter last year and were up 4.9% (5.9% on a same stores basis) to $28.1 million compared to $26.8 million last year.

AC's retail stores' food sales increased 7.8% (7.8% on a same stores basis) while general merchandise sales were down 1.8% (-1.8% on a same stores basis). Food market share continues to grow in a number of key markets where local competition has weakened considerably. More efficient logistics are also providing AC's retail stores with a cost advantage.

Sales at Frontier Expeditors, (FE) AC's wholesale business, were down 1.5% in the quarter because some FE customers were experiencing cash flow difficulties.

Gross profit rates were up 0.6% in the quarter. Expenses were tightly managed and were 1.3% below last year.

AC's trading profit for the quarter increased 61.3% to $1.8 million compared to $1.1 million last year.

FINANCIAL CONDITION

Financial Ratios

The Fund continues to improve its financial position. The Company's debt-to-equity ratio at the end of the quarter was .58:1 compared to .61:1 last year. At year end the ratio was .56:1. The increase from year-end reflects the seasonality of the retail business as inventories are increased for the spring and summer selling season and freight sensitive merchandise is shipped into some of our markets over winter roads to meet several months worth of sales demand. Cash also increased due to the timing of month end customer cheque-cashing demands compared to the first quarter of 2003. Customer receivable levels were 7.8% below last year due to weaker big-ticket sales and more selective lending to commercial and First Nations accounts. Merchandise inventory levels decreased 3.4% as the timing of purchasing and merchandise flow continued to improve.

Outstanding Units

The weighted average units outstanding for the quarter were 15,918,000 compared to 15,945,000 last year. The decrease is due to the additional units purchased under the Company's Officer Unit Purchase Loan Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities improved from last year by 51.1% to $8.4 million from $5.5 million. Higher earnings and lower working capital requirements accounted for this improvement. Cash flow from operations in 2004 is expected to fund all distributions and capital expenditures for the year.

Cash flow used in investing activities was greater than last year's first quarter due to the accelerated rollout of new in-store systems throughout the Company's retail store base in the north. For the year, capital expenditures are expected to be $26.0 million versus $33.0 million in 2003.

Cash flow used for financing activities increased to $3.6 million from $1.7 million due to the additional advances under the Company's Officer Unit Purchase Loan Plan, and an increase in the quarterly distribution rate from $0.39 to $0.45 per quarter.

OTHER HIGHLIGHTS

- All stores were linked into a new central credit management system by mid-April providing improved visibility of credit activity in all northern stores.
- The in-store information system (ISS) rollout continues with 36 stores converted to the ISS system in the quarter bringing total installs to 62 stores. The conversion program will be completed in 2004.

OUTLOOK

Sales in northern Canada are expected to continue to be soft in the second quarter but then improve in third and fourth quarters as merchandise programs are strengthened. Sales in Alaska are expected to be positive but may not grow at the same rate as the first quarter. Giant Tiger comparable stores are planned to increase at high single digit levels for the remainder of the year. Two new Giant Tiger stores are planned for opening in the second half.

Merchandise margins and expense rates are expected to continue to improve due to investments and innovations in training, technology and new work processes.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period, except the fourth quarter of 2003, which represents a 14-week period.

Operating results-Consolidated

($ in thousands)	First Quarter		Fourth Quarter		Third Quarter		Second Quarter	
	2004	2003	2003	2002	2003	2002	2003	2002
Sales	$184,365	$179,396	$216,950	$205,102	$193,998	$185,811	$192,376	$186,613
Trading profit	14,634	13,234	21,022	20,365	20,586	17,954	17,984	19,628
Net earnings	6,388	5,543	10,614	10,155	10,648	8,904	8,925	9,144
Net earnings per unit-basic	0.40	0.35	0.66	0.63	0.67	0.56	0.56	0.57
Net earnings per unit-diluted	0.40	0.35	0.66	0.63	0.66	0.55	0.55	0.57

Sales growth reflects an increase in the number of Giant Tiger stores, AC's market share gains and continuing growth of food sales in our Northern Canada stores. Sales growth was negatively impacted by the strengthening Canadian dollar and the weakness in general merchandise sales in northern Canada. Net earnings have improved quarter over quarter except in Q2 2003.

ACCOUNTING STANDARDS IMPLEMENTED IN 2004

Effective February 1, 2004, the Company implemented the following accounting standards issued by the Canadian Institute of Chartered Accountants:

Hedging Relationships

Accounting Guideline 13 "Hedging Relationships" (AcG 13), addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The adoption of AcG 13 had no impact on the Company's financial position or results of operations.

Asset Retirement Obligations

Section 3110, "Asset Retirement Obligations" (CICA 3110), provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Accordingly, the Company has recognized a discounted liability associated with obligations arising from the operation of gasoline dispensing units and specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. This standard was implemented retroactively with restatement of the prior year's consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of
$0.3 million (net of future income taxes recoverable of $0.2 million), an increase in fixed assets of
$0.6 million and an increase in other liabilities of $1.1 million. The impact on net earnings for each of 2003 and 2004 was not material.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.45 per unit to unitholders of record on
June 30, 2004, distributable by July 15, 2004. Distributions are expected to be $0.45 per quarter in 2004, subject to a quarterly review and approval by the Trustees of North West Company Fund and the Board of The North West Company Inc.

NON-GAAP MEASURES

(1) Trading Profit (EBITDA) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to amortization, interest expense and income taxes. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of net earnings, the closest comparable GAAP measure, to trading profit or EBITDA for consolidated operations is provided below.

Reconciliation of net earnings to trading profit:

($ in thousands)	2004	2003
Net earnings	$ 6,388	$ 5,543
Add: Amortization	5,964	5,617
Interest expense	1,602	1,663
Income taxes	680	411
Trading profit	$14,634	$13,234

For trading profit information by business segment, see note 4 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 181 stores under a number of trading names, including Northern, NorthMart, Giant Tiger and AC Value Center, and provides catalogue shopping services through its *Selections* catalogue in northern Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

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For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President, CFO and Secretary, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email lcharriere@northwest.ca

or visit on-line at www.northwest.ca

NORTH WEST COMPANY FUND

June 3, 2004

DISCLOSURE OF AUDITORS' REVIEW IN ACCORDANCE WITH NATIONAL INSTRUMENT 52-102

The accompanying interim consolidated balance sheets as at May 1, 2004 and April 26, 2003 and the interim consolidated statements of earnings, retained earnings and cash flows for the three-month periods then ended are the responsibility of the Company's management. The comparative interim amounts in these consolidated financial statements (April 26, 2003) have not been reviewed by the independent external auditors of the Fund, PricewaterhouseCoopers LLP.

"Edward S. Kennedy"

Edward S. Kennedy
President and Chief Executive Officer
Winnipeg, Canada

June 3, 2004

"Léo P. Charrière"

Léo P. Charrière
Executive Vice President, Chief Financial Officer & Secretary
Winnipeg, Canada

June 3, 2004